SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON orders & revenues stabilize
Increased Order Intake and EBIT profitability expected to return within H2/2012
2013 expected to be a growth year
AIXTRON's non-LED activities gaining traction

Aachen, Germany, July 26, 2012 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the global semiconductor industry, has seen its Q2 revenues and orders stabilize at the levels of Q1. With EUR 46.1m in revenues and an EBIT of EUR -16.5m, the Company has achieved a sequential improvement of its financial results. There is also evidence of improved capacity utilizations among LED producers and current quotation levels suggest that a bottom in the order intake cycle may have been reached. However, the prevailing market uncertainty makes the magnitude and timing of the equipment demand pick-up still difficult to forecast with any certainty, which may also affect the Company's ambition to be EBIT profitable in fiscal year 2012. The Company expects nevertheless to return to profitability in the course of the second half of this year.

Key Financials

	2012	2011		2012	2012
(in EUR million)	H1	H1	H1-H1	Q2	Q1	Q2-Q1
Revenues	88.1	381.0	-77%	46.1	42.0	10%
Gross profit	25.0	181.0	-86%	14.7	10.3	43%
Gross margin	28%	48%	-20 pp	32%	25%	7 pp
Operating result (EBIT)	-34.7	129.2	-127%	-16.5	-18.3	10%
EBIT margin	-39%	34%	-73 pp	-36%	-44%	8 pp
Net result	-23.9	90.4	-126%	-11.6	-12.3	6%
Net result margin	-27%	24%	-51 pp	-25%	-29%	4 pp
Net result per share - basic (EUR)	-0.24	0.90	-127%	-0.12	-0.12	0%
Net result per share - diluted (EUR)	-0.24	0.89	-127%	-0.12	-0.12	0%
Equipment order intake	61.5	432.5	-86%	30.0	31.5	-5%
Equipment order backlog (end of period)	137.7	373.5	-63%	137.7	136.2	1%

Financial Highlights

Q2/2012 revenues have increased by 10% to EUR 46.1m compared to the previous quarter (Q1/2012: EUR 42.0m). For the total reporting period of H1/2012, AIXTRON recorded revenues of EUR 88.1m, a decrease of EUR 292.9m, or 77%, compared to EUR 381.0m for H1/2011.

The gross margin increased by 7 percentage points from 25% in Q1/2012 to 32% in Q2/2012, mainly due to a favorable product mix and currency effects. The H1/2012 gross margin was reported at 28%, down from 48% in the same period last year.

The EBIT remained negative, but improved by 10% sequentially, from EUR -18.3m in Q1/2012 to EUR -16.5m in Q2/2012. The H1/2012 EBIT decreased on a year on year comparison by 127%, from EUR 129.2m in H1/2011 to EUR -34.7m in H1/2012. This development was principally due to the significantly reduced gross profit, resulting from the lower sales volumes, coupled with an increasing absolute operating cost base, mainly driven by higher investments into R&D and currency effects.

In line with expectations, AIXTRON's order intake volume remained stable during the second quarter of this year. New orders amounted to EUR 30.0m and were broadly in line with the Q1 level of EUR 31.5m, possibly marking the trough level of the current investment cycle. The total H1/2012 order intake of EUR 61.5m compares to a H1/2011 level of EUR 432.5m.

Encouragingly, AIXTRON is seeing its non-LED business gaining traction. The Company recorded an increase in silicon equipment orders during H1/2012, strongly influenced by a major order placed by a leading Korean DRAM manufacturer for AIXTRON's next generation QXP8300 ALD deposition tool. The Company also recorded several orders from the high potential power electronics market for both R&D and production tools.

Management Review

Paul Hyland, President & Chief Executive Officer at AIXTRON, remains confident that AIXTRON will benefit from the next major LED Investment cycle: 'Recent reports from lighting companies confirm the increased growth dynamics of the LED lighting market, which we believe will trigger significantly higher demand for LED production equipment in the coming years.' Paul Hyland reiterates the importance of a strong R&D: 'As part of our long-term strategy to retain AIXTRON's technology market leadership, we continue to pursue our focused R&D programs which are not just limited to the development of next generation MOCVD tools, they also include technologies for other promising growth markets. As a result of these activities, we are today gaining traction in new emerging MOCVD applications and other technology markets, including Silicon Semiconductor and Organic Material applications which include OLEDs.'

Outlook

Management continues to believe that orders and revenues in the second half of 2012 will pick up compared to the first six months of 2012. However, the recent perceived higher short-term macro-economic risks in the end markets AIXTRON addresses, has increased the timing risks on the predicted orders and shipments in the second half of the year. This development may also affect the Company's ambition to be EBIT profitable in 2012. Therefore, order intake and shipment commitments in Q3 and early Q4 will largely determine the full extent of the year end performance. The Company expects nevertheless to return to profitability in the course of the second half of this year. That said, AIXTRON will also continue to review and implement appropriate cost-saving measures to optimize the year-end result. Furthermore, the Company expects to see significantly higher demand and growth in 2013.

Financial Tables

The H1/2012 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors, Reports/Presentations', as part of AIXTRON's Half-Year Financial Report 2012.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, July 26, 2012, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half-year 2012 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors, Reports/Presentations', following the conference call.

Contact:

Guido Pickert                          Andrea Su
Investor Relations and Corporate Communications  Investor Relations USA
T: +49-241-8909-444               T: +1 (408) 747-7140 ext. 1292
F: +49-241-8909-445
Mail: invest@aixtron.com     Mail: invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	July 26, 2012	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO